SIMPLAYER.COM REPORTS FIRST QUARTER 2000 RESULTS

Tel Aviv, April 18, 2000 - SimPlayer.com Ltd (Nasdaq/SCM: SMPL) developer of immersive, interactive applications for the sports market, today reported its financial results for the first quarter and three months ending March 31,2000.

The consolidated financial statements of SimPlayer.com Ltd. reported $8.4 million in cash and shareholders equity at March 31, 2000. The significant increase in the Company's cash and equity position from yearend 1999 resulted from the $6 million private placement that closed in February 2000.

For the three months ending March 31, 2000, SimPlayer.com Ltd. had a net loss of $1.2 million or $0.16 per share, which was ahead of our budget expectations. No revenues were posted for the period.

Operating expenses, primarily reflecting staff expenses, totaled $1.3 million during the first three months of 2000 as compared to $266,000 in the prior year period when the Company was in the initial stages of developing the SimPlayer technology. During the first quarter of 2000, the Company ramped up its engineering, research and development staff in association with its first baseball application, which debuted on eSportsPlus.com in April. The Company also hired additional business development staff to begin recruiting new marketing partners.

During the three months ending March 31, 2000, other income of $105,000, primarily from interest income, partially offset expenses. In the prior year period, other income totaled $49,000, which reflects the Company's significantly lower level of invested cash.

The weighted average number of shares outstanding at March 31, 2000 increased to 7,567,000 from 5,820,000 a year earlier due to the exercise of employee stock options and the 1,202,500 shares issued for the $6 million private placement. The actual number of shares outstanding at March 31,2000 was 9,026,772.

President, Chief Executive Officer Yoel Givol commented, "We are most gratified with the progress SimPlayer.com has experienced in the first quarter of 2000. We have added significantly to our capital, hired highly experienced personnel and launched the first sports application of our proprietary technology. The reception that we continue to receive for eSportsPlus.com is very positive. Our ability to attract top quality technical, marketing, sales and executive staff members, including our recently hired CFO, Paula Butler, has allowed us to expedite the execution of our business plan including the launch of eSportsPlus.com."

SimPlayer.com Ltd.expects to file in the coming week a F-3 Registration Statement with the Securities and Exchange Commission to register 4,665,419 shares which may be sold from time to time. The shares include stock which was issued by the Company in the private placement financing which closed in February 2000, shares purchased by EVisionLLC.com from certain of the early venture capital investors in the Company, and shares purchased by Givol & Associates L.P. pursuant to the exercise of employee stock options. On April 18, 2000, the Company received confirmation from EVisionLLC.com and from Givol & Associates L.P. that as of that date, neither entity had any current plans to sell the shares being registered.

ABOUT SIMPLAYER.COM

In 1999, SimPlayer.com (Nasdaq/SCM: SMPL) began to develop a new business surrounding its proprietary web-based technology - SimPlayer. This technology can enable its users to instantly request and visualize information in dynamic and stimulating ways. SimPlayer.com's first applications of this technology involve sports on the Internet through a destination site, which is located at eSportsPlus.com. For more information, visit http://www.simplayer.com.

STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

Certain of the above statements are forward-looking statements, and as such involve risks and uncertainties, many of which are beyond the Company's control. These include, but are not limited to risks related to anticipated growth, anticipated contributions of new staff members, performance, features and effects of products and Web sites currently under development, potential applications of the SimPlayer technology and timing of registration filings. Many of such risks are detailed in the Company's filings with the SEC including its Annual Report on Form 20-F, which can be viewed on the Company's Web site. Actual results may differ materially from the Company's expectations.


                              CONTACT INFORMATION:

Alex Sutton                                                  Paula S. Butler
PAN Communications                                           SimPlayer.com, Inc.
978/474-1900                                                 781/743-2106
asutton@pancomm.com                                          paula@SimPlayer.com